8 October, 2018

Mr. John Hadjipateras

Chairman, President and Chief Executive Officer

Dorian LPG Ltd.

c/o Dorian LPG (USA) LLC

27 Signal Road

Stamford, Connecticut 06902

Dear John,

It has been over four months since we proposed a combination of BW LPG and Dorian, and nearly three months since we improved our proposal. To date, we have not had a formal response to our increased offer, and our meetings with you have not given any indication that you are willing to work towards a mutually beneficial outcome.

Although we continue to believe in the benefits of the proposed merger, and that a combination would be highly beneficial for your shareholders, we are first and foremost committed to acting in the best interests of BW LPG’s shareholders. Accordingly, we hereby withdraw our proposal. It is not normal practice nor in the best interest of our shareholders to hold a proposal open indefinitely, especially when it is highly favorable to the counterparty. We have shared the facts with you on multiple occasions and include our specific reasoning here by way of explanation:

  Dorian was offered 46% of the combined company despite only contributing 30% of the revenue-generating units and 25% of the revenue to the combined entity (see slide 1 of the attached presentation).

  As per the latest consensus estimates for EBITDA, net income and free cash flow (CY2019-2020), and accounting for our respective leverage, Dorian would have an implied equity share of no more than 16% of the combined company, but was offered 46% ownership. This significant value accretion for Dorian is even greater in an improved market environment (see slide 2).

  Dorian’s operating cost is on average $5,600/day higher than BW LPG. This is a result of our lower opex, lower G&A, lower financing cost, and lower capital deployed per owned VLGC (see slide 3).

  You have consistently stated that your eco-ships are more favorable than our fleet. We accept that there is a fuel cost advantage to modern ships, but with 21 eco ships in the BW LPG fleet against 19 in the Dorian fleet, and with the cost advantage of our vessels across the board, the current bunker cost of $500/ton would have to exceed $2,000/ton before this becomes relevant (see slide 4).

  Our return on equity based on historically achieved TCEs is more than double the level for your fleet given our optimization of operating cost and leverage (see slide 5).

From a governance point of view, we are concerned by the lack of a meaningful response, and it has become apparent that your approach to shareholder value creation differs from ours. We note that an Annual Meeting of Shareholders has not been called to date, more than 12 months after your last shareholder meeting. We believe that this is neither shareholder-friendly nor in line with good governance practices.

In the absence of constructive engagement, we have determined not to move forward at this time. In light of our withdrawal, we will also retract the nomination for independent directors that we put forward for election to the Dorian board.

We believe this is a lost opportunity for Dorian shareholders and for the industry, but remain open to a future conversation should your board and shareholders become convinced of the merits of consolidation.

Yours sincerely,

/s/ Andreas Sohmen-Pao

Andreas Sohmen-Pao

Chairman of the Board of Directors

BW LPG Limited

Correspondence Address Registered Office	: 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438 : Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

Proposed Combination of BW LPG and Dorian 8 October 2018

Dis c laimer Forward - Looking Statements This presentation includes forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . These forward - looking statements include, but are not limited to, statements regarding BW LPG Limited’s (“BW LPG”) proposed business combination transaction with Dorian LPG (“Dorian”) (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions . Statements in this presentation concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward - looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information . Such forward - looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below . The forward – looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties . Such forward - looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward - looking statements . These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors contained on BW LPG’s website . Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions . Many of these factors are beyond BW LPG’s control . BW LPG cautions investors that any forward - looking statements made by BW LPG are not guarantees of future performance . BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward - looking statements to reflect future events or developments . Additional Information This communication is provided for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities .

Enhanced Scale with the Largest LPG Carrier Fleet Combined company would be the leading LPG shipping company Source: BW LPG and Dorian filings 1 Based on last 12 months, through June 30, 2018 2 Including 35 owned, 11 chartered - in (including 2 newbuilds) and 2 vessels owned via a JV 1 $146 (2 5%) 22 1.8 (31%)  46% (30%) 73 3 70 (100%) 6.0 (100%) $594 (100%) 100% 51 3 (2) 48 (70%) 4.2 (69%) $448 (75%) 54% Owned and Operated Fleet V LGC LGC # of Ships Capacity (CBM million) Revenue (1) (US$ million) Proposed Shareholding

Proposal Highly Accretive to Dorian Shareholders


Dorian
BW LPG
46% Proposed exchange ratio of 2.12x
Implied Equity Ownership%
Analysts' NAV Estimates (1)
56%
Analysts' Target Share Price (2)
41%
59%
Market Value
Unaffected (3)
42%
58%
EBITDA (2)
CY2018E
42%
58%
CY2019E
7%
93%
CY2020E
16%
84%
Adjusted Net Income (2)(5)
CY2019E (4)
100%
CY2020E
13%
87%
Free Cash Flow (2)
CY2018E (4)
100%
CY2019E (4)
100%
CY2020E
9%
91%

Source: Bloomberg, analyst research reports, BW LPG and Dorian filings. Market data as of October 5, 2018

1 NAV based on average of current NAV / share as reported in latest available research report by analysts with NAV estimates for both BW LPG and Dorian in 2018. BW LPG NAV in NOK converted to US$ based on exchange rate as of the respective report dates. Implied ownership based on relative contribution of NAV by each company
2 Based on Bloomberg consensus estimate as of October 5, 2018. Implied ownership under Analysts' Target Share Price and Adjusted Net Income metrics based on relative contribution of each company. Implied ownership under EBITDA and Free Cash Flow metrics based on implied share of current combined enterprise value per relative contributions and adjusted for June 30, 2018 net debt and NCI of $1,209 million and $641 million for BW LPG and Dorian, respectively
3 Based on BW LPG and Dorian's unaffected closing share price on May 28, 2018. Implied ownership based on relative contribution of market capitalization by each company
4 Implied negative equity contribution by Dorian
5 Excludes CY2018E due to negative net income estimates for both Dorian and BW LPG

2

7 ,7 61 6 ,7 20 7 ,2 89 1 ,6 66 1 ,6 66 1 ,6 66 2 ,5 12 4 ,8 83 3 ,5 87 6 ,9 25 7 ,3 69 7 ,1 26 $18,863 $20,637 $19,668 BW LPG Pre 2014 Built Average BW LPG 2014+ Built Average BW LPG Average 7 ,9 84 3 ,2 45 4 ,8 01 8 ,1 32 1 ,1 42 $25,304 Dorian Av e rage VLGC LTM Cost (1) ($ / day) Overall P&L Cost Structure Comparison 3 Source: BW LPG and Dorian filings 1 Based on LTM June 30, 2018 financials per owned VLGC vessel day, except for G&A cost which is based on total VLGC vessel days including chartered - in VLGC vessel days 2 Dorian has a depreciation policy of straight line depreciation over 25 years compared to BW LPG’s straight line depreciation over 30 years. If BW LPG’s depreciation was adjusted for Dorian’s depreciation policy of 25 years useful life, BW LPG would have an average depreciation and amortization of c. $8,084 / day for all pre 2014 built VLGCs, c. $8,568 / day for all 2014+ built VLGCs, and c. $8,304 / day for all owned VLGCs 3 Adjusted for illustrative run - rate drydock amortization given 19 vessels in Dorian’s fleet have not undergone first drydock nor recognized any drydock cost. Dorian’s drydock amortization assumes a cost of $2.2 million per drydock based on BW LPG’s cost for comparable vessels and drydock every five years Vessel Opex G&A Expenses Interest Payment Depreciation and Amortization (2) Repo rte d: $24,162 • BW LPG has an average overall P&L cost advantage of $5,636 / day , or 22% lower compared to Dorian • BW LPG’s young vessels (pre 2014 built) are also able to achieve lower cost of $6,441 / day , or 25% lower compared to Dorian Illustrative additional drydock a m or t i z ati o n (3) $6,441 $4,667 $5,636 BW LPG has a significantly lower and more efficient cost base

BW LPG’s Cost Advantage Offers Significant Buffer against Fuel Prices 4 Cu rr ent $940 $1,881 $2,821 $3,762 $4,702 $5,643 $6,583 $6,441 Advantage BW L PG 2 0 0 Cost 4 0 0 1 , 2 00 1 , 4 00 BW LPG All - in Cost Advantage vs. Fuel Consumption Differential (1) BW LPG’s significantly lower cost base offers more attractive economics at all reasonably plausible fuel cost levels Note: Calculations based on RT - Chiba Route. Assumes speeds of 14 knots laden and 15 knots ballast 1 Based on owned VLGCs 2 Based on all - in P&L cost differential between Dorian’s average vessel and BW LPG’s average pre 2014 built vessel (see page 3) 3 Based on all - in P&L cost differential between Dorian’s average vessel and BW LPG’s average vessel (see page 3) Cu rr ent $552 $1,104 $1,656 $2,760 $2,208 $3,312 $5,520 $5,636 Cos t BW L PG 2 0 0 4 0 0 6 0 0 8 0 0 1 , 0 00 1 , 2 00 . 2 , 000 (2) 6 0 0 8 0 0 1 , 0 00 Bunker Cost ($ / MT) Ad v an t a ge (3) Bunker Cost ($ / MT) // BW LPG Young Ships (Pre 2014 Built) vs. Dorian ($ / day) • BW LPG young ships (pre 2014 built) estimated to have c. 4.7 Metric Tons (“MT”) / day higher consumption vs. Dorian’s fleet • BW LPG’s cost advantage higher than any TCE discount until fuel prices exceeds $1,370 / MT, or c. 3x of current bunker costs All BW LPG Ships (Average) vs. Dorian ($ / day) • BW LPG’s fleet estimated to have c. 2.8 MT / day higher consumption vs Dorian’s fleet • BW LPG’s cost advantage higher than any TCE discount until fuel prices exceeds $2,042 / MT, or c. 4x of current bunker costs • BW LPG’s young vessels (pre 2014 built) may see a TCE discount vs. newer vessels if they consume more fuel • TCE discount expected to be up to cost of additional fuel consumed • BW LPG’s cost advantage vs. Dorian (see page 3) expected to be higher than a TCE discount at any reasonably plausible fuel price level

11,460 (4,801) 6 , 65 9 (3,245) (9,274) A v erag e Opex A v erag e G&A A v erag e N O P AT Interest Cost Total (30 June) A v e r a g e Per Vessel $2 , 01 6 $58 1 , 20 5 34 Implied Equity Value 810 23 Implied Debt / Asset (%) 59.8% 14,677 (3,587) 11,090 31,93 5 (7,289) ( 1 , 666 ) (8,304) A v e r age Opex A v e r age G&A and E B I T A v e r ag e NO P A T Interest Cost BW LPG’s Fleet Generates Higher Returns 5 [6] BW LPG depreciation and amortization adjusted for Dorian’s depreciation policy of 25 years useful life. Dorian’s depreciation and amortization adjusted for illustrative run - rate drydock amortization / provision given 19 vessels in Dorian’s fleet have not undergone 1 st drydock Illustrative BW LPG VLGC EBIT and NOPAT Calculation ($ / day) (1) Illustrative Dorian VLGC EBIT and NOPAT Calculation ($ / day) (1) 31,963 (7,984) Asset Valuation ($ million per VLGC) Illustrative Returns (4) (%) Return - on - Equity 17.5% Return - on - Assets 9.3% Return - on - Equity 6.8% Return - on - Assets 6.0% Asset Valuation ($ million per VLGC) Illustrative Returns (4) (%) BW LPG is able to generate higher returns due to lower operating costs, optimal leverage and lower funding costs 1 Based on LTM June 30, 2018 financials per owned vessel day, except for G&A cost which is based on total VLGC vessel days including chartered - in VLGC vessel days 2 Based on LTM June 30, 2018 net book value of VLGCs and associated dry docking 3 Based on LTM June 30, 2018 debt attributable to VLGCs 4 On an annualized basis. Return on Assets calculated as EBIT divided by average vessel book value. Return on Equity calculated as NOPAT divided by implied equity value per vessel 5 Based on average historical quarterly TCE rates, calculated based on calendar days (without any adjustments for waiting time, off - hire or otherwise) over the last 17 quarters since Dorian’s IPO to June 2018 (3) Debt Total (30 June) A v e r a g e Per Vessel (2) Book Value $1 , 52 3 $69 D eb t (3) 742 34 Implied Equity Value 781 36 Implied Debt / Asset (%) 48.7% Book Valu (2) e Average TCE for Fleet (5) Average TCE for Fleet (5) Average Depreciation Amortization (6) A v erag e E B I T Depreciation and Amortization (6)